September 29, 2006 -- Via EDGAR

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, DC 20549-5546

Re: Dentsply International, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 14, 2006
File No. 0-16211
Supplemental response dated September 18, 2006

Dear Ms. Blye:

By letter dated September 18, 2006, the Staff has requested additional information from

DENTSPLY International, Inc. related to the Form 10-K filing and the supplemental response referenced above. We have set forth below our responses to the Staff’s comments. We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.

In addition, as requested by the Staff, DENTSPLY International, Inc. acknowledges that:

•	DENTSPLY International, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DENTSPLY International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 717-849-4243 or at the address below with any additional comments you have related to subject filings.

Sincerely,

William R. Jellison

DENTSPLY International, Inc.

Sr. Vice President and CFO

221 W. Philadelphia Street

York, PA 17405-0872

(717) 849-4243

COMMENTS AND RESPONSES

1.

We note that on your website you list DENTSPLY Ltd, Syria under the heading “Contact Us.” Your website also lists Sudan on a drop down menu of countries, and suggests contacts for Sudan should be made through DENTSPLY Ltd, Middle East & Africa in the United Kingdom. Your 10-K does not include any information regarding contacts with Sudan or Syria. In light of the fact that Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, if any, whether through subsidiaries or other direct or indirect arrangements. Discuss the materiality to you of such contacts, individually and in the aggregate; and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders.

Response:

DENTSPLY International Inc. (“DII”) has direct and indirect subsidiaries which are in various locations throughout the world. These subsidiaries operate their businesses on a relatively independent basis from the U.S. based parent, DII. DII does not engage in or conduct business with Syria and Sudan. Neither DII nor any of its direct or indirect subsidiaries own any assets located in Syria or Sudan

Per your inquiry, we have researched whether any subsidiaries of DII have engaged in business transactions in the countries you identified. As a result of such research we have determined that no business or transactions have occurred with Sudan.

As a result of such research, we have determined that Dentsply Ltd. (a Cayman Islands corporation) through its Mid-East African business unit (“MEA”) has sold the following product into Syria:

2002 – U.S. dollar value of $250,000
2003 – U.S. dollar value of $345,000
2004 – U.S. dollar value of $407,000
2005 – U.S. dollar value of $248,000
2006 -	$0

We have also determined that the following subsidiaries have engaged in transactions with Syria, in the amounts set forth below.

DeguDent GmbH (a German corporation). :

2002 - EUR 63,937
2003 - EUR 24,331
2004 - EUR 15,113
2005 - EUR 12,220
2006 - EUR	1,982

Friadent GmbH (a German corporation)

2002 – EUR 27,120
2003 – EUR 28,296
2004 – EUR 101,533
2005 – EUR 57,019
2006 – EUR 93,059

VDW GmbH (a German corporation)

2002 – EUR 86,571
2003 – EUR 130,708
2004 – EUR 139,324
2005 – EUR 100,563
2006 – EUR 78,606

Dentsply France S.A.S. ( a French corporation)

2005 – EUR 10,000
2006 _ EUR 23,000

None of the entities identified above are U.S. persons or managed by U.S. persons, but are indirect subsidiaries of DII. In any event, in light of the confusion this might cause, DII has decided to remove the references to Syria and Sudan from the MEA division link on the DII website. Finally, for the reasons set forth in response to Comment 3 below, DII advises the Staff that the de minimis products sold by subsidiaries of DII into Syria do not, individually or in the aggregate, constitute a material investment risk for DII’s security holders.

2.

You state on page 2 of the 10-K that you have a “significant market presence . . . in the Pacific Rim including . . . Korea . . . .” Exhibit 21.1 to the 10-K lists among your subsidiaries Dentsply Korea Limited. Please clarify whether these references to “Korea” are to North Korea or South Korea. If either reference is to North Korea, a country identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions, please provide the same type of information regarding your contacts with North Korea as is requested by comment 1 with respect to your contacts with Sudan and Syria.

Response:

DII does not engage in or conduct any business with North Korea. DENTSPLY Korea Limited (“DENTSPLY Korea”) is an indirect subsidiary of DII and is based in South Korea. DENTSPLY Korea is a separate entity and operates its business on a relatively independent basis from DII. We have researched the transactions of DENTSPLY Korea and have determined that it has not and does not conduct any business in North Korea.

3.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with North Korea, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in North Korea, Sudan and Syria.

Response:

As noted in the response to the above comments, neither DII nor any of its direct or indirect subsidiaries engages in or conducts business with Sudan or North Korea. Additionally, neither DII nor any of its direct or indirect subsidiaries own any assets located in Syria, Sudan or North Korea. With regard to the sales of products into Syria by the non-U.S. subsidiaries of DII (described above in response to Comment 1), DII advises the Staff that it does not view these transactions as material, either quantitatively or qualitatively. The quantitative level of conduct is sporadic and de minimis in both absolute dollar amounts and relative to DII’s consolidated sales and net income. Qualitatively, the products sold by DII’s worldwide operations are dental products intended to improve the dental health of patients and, as such, are humanitarian in nature. Additionally, to my knowledge, the Company has not received any inquiries or expressions of concern from investors regarding transactions in such countries. For all of these reasons, we do not believe that the conduct described above should influence or affect decisions of investors in DII.